SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November 2007

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 8, 2007

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

INTERIM REPORT TO SHAREHOLDERS
FOR THE THREE AND NINE MONTH PERIODS ENDED
SEPTEMBER 30, 2007

LETTER TO SHAREHOLDERS
Dear fellow shareholders:
Challenging business conditions continued in the third quarter of 2007 due to the sharply reduced level of U.S. new home construction and housing sales. Recent turmoil in the U.S. mortgage markets has further restricted the supply of qualified homebuyers. The rapid escalation of the Canadian dollar has exerted additional downward pressure on revenue generated from sales to our largest markets.
Amidst these difficult conditions, we continue to make good progress on our sales strategies and cost reduction initiatives. We are growing our market share in key value-added product segments and offshore markets. OSB costs were reduced an average of 13% per unit in the third quarter compared to the same period of last year. We have also commenced actions to enhance our liquidity and improve available capital. These actions include: restricting avoidable capital expenditures; deferring discretionary maintenance; limiting, deferring or reducing selling and administrative expenses; and monetizing non-core capital assets. We expect to be able to meet the long-term liquidity requirements of our business through cash generated from operations, existing cash and investment balances and additional funding. We also continue to evaluate production costs relative to selling prices, making the difficult decisions to idle certain production facilities.
As we look beyond the problems currently plaguing the housing market, we firmly believe that the key drivers of long-term demand for homebuilding and OSB are fundamentally strong. Ainsworth remains confident that it is well-positioned to benefit from a future recovery in U.S. homebuilding activity and expected continued growth in key offshore markets.
On behalf of the Board of Directors of
Ainsworth Lumber Co. Ltd.
Brian E. Ainsworth
Chairman and Chief Executive Officer
November 7, 2007

Forward-looking statements in this interim report to shareholders relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the Three and Nine Month Periods Ended September 30, 2007
This management’s discussion and analysis is presented as at November 7, 2007. Financial references are in Canadian dollars unless otherwise indicated. Additional information relating to Ainsworth, including our annual information form, is available on SEDAR at www.sedar.com. Our financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars.
Overview
Ainsworth is a leading manufacturer of engineered wood products, such as oriented strand board (“OSB”) and specialty overlaid plywood. In 2006, RISI, an independent information provider for the global forest products industry, ranked us as the fourth largest manufacturer of OSB in North America. We own and operate six OSB manufacturing facilities, three in Canada, and three in northern Minnesota. We also have a 50% ownership interest in an OSB facility located in High Level, Alberta. Ainsworth is also one of the largest manufacturers of specialty overlaid concrete-forming plywood in North America.
Ainsworth’s business is focused primarily on the structural wood panels sector. Our business strategy is to increase revenues generated from value-added products, including OSB webstock, rimboard, radiant barrier OSB panels, jumbo OSB panels, export-standard OSB and specialty overlaid plywood. These products command premium pricing, particularly during cyclical lows for commodity products, such as in the current market environment. Complementary to this strategy is the expansion at our Grande Prairie, Alberta OSB facility. When completed, the expanded facility will be able to produce OSB, oriented strand lumber (“OSL”) and laminated strand lumber (“LSL”), all of which are engineered wood product alternatives to traditional sawn lumber products. Capital spending at the Grande Prairie facility is currently on hold to preserve liquidity until market conditions improve.
Review of Operating Results
On average the reported market price in the North Central region during the quarter was U.S.$177 per msf (on a 7/16th-inch basis) compared to U.S.$181 per msf in the third quarter of 2006. On a year to date basis, average North Central market prices of U.S.$159 per msf declined 30% from U.S.$227 per msf in the first nine months of 2006. Our realized sales prices also continued to be negatively affected as a result of the strong Canadian dollar.
Our OSB shipment volumes were lower than the prior periods both for the third quarter and the year to date as a result of production curtailments at certain facilities and the permanent closure of one production line at our Bemidji OSB facility in 2006. Both the Cook and Grand Rapids OSB facilities in Minnesota were shut down on September 22, 2006 in response to high production costs and low prices prevailing in the marketplace. The Cook facility resumed production on March 21, 2007 but the Grand Rapids facility remains temporarily closed.
OSB shipment volumes are expected to decline further in the fourth quarter of 2007 as a result of temporary plant closures and reduced production levels at some facilities. Our Cook and Bemidji facilities were closed for approximately ten days in October and are now operating on a reduced production schedule for an indefinite period. Some of our other OSB facilities are scheduled to take downtime at various times in the remainder of 2007 due to operating losses, log supply shortages and a decline in OSB orders.
Subsequent to the end of the third quarter, we finalized a settlement agreement with the direct purchaser plaintiffs in the class action OSB anti-trust litigation. Under the terms of the settlement agreement, which is still subject to court approval, we paid U.S.$8.6 million into escrow to settle all claims against us. We continue to deny all of the plaintiffs’ claims and maintain that we have not violated U.S. anti-trust or any other laws. The decision to enter into the settlement agreement was based solely on the need to avoid prolonged, expensive litigation. We have not finalized an agreement with the indirect purchaser plaintiffs.
Review of Financial Results
Our margins and adjusted EBITDA were negatively affected by the ongoing low OSB prices and the rise in the Canadian dollar in the quarter and for the year to date. Net income was positively impacted by a foreign exchange gain on long-term debt as a result of the strengthening Canadian dollar in the third quarter.
Financial Summary

	Q3 - 2007	Q3 - 2006	YTD - 2007	YTD - 2006
(in millions)
Sales	$150.8	$181.1	$443.4	$707.9
Costs and expenses	195.8	287.8	556.9	774.3
Operating loss	(45.0)	(106.7)	(113.5)	(66.4)
Net loss	(37.2)	(77.5)	(32.0)	(29.9)
Adjusted EBITDA (1)	(7.0)	(15.1)	(34.3)	83.4

(1) Adjusted EBITDA, a non-GAAP financial measure, is defined as net loss before amortization, loss on disposal of capital assets, finance expense, realized currency translation adjustments, foreign exchange gain on long-term debt, income tax expense (recovery) and non-recurring items. We have presented this measure as we believe that, in addition to net income, adjusted EBITDA provides investors with a basis to evaluate our operating performance and ability to incur and service debt. Adjusted EBITDA is calculated as follows:

	Q3 - 2007	Q3 - 2006	YTD - 2007	YTD - 2006
(in millions)
Net loss	$(37.2)	$(77.5)	$(32.0)	$(29.9)
Add:
Amortization of capital assets	17.9	23.8	52.5	74.8
Write-down of capital assets	—	55.3	—	55.3
Write-down of timber deposits	—	2.4	—	2.4
Loss on disposal of capital assets	(0.1)	0.4	0.2	0.4
Impairment of intangible assets	8.6	—	8.6	—
Cost of class action lawsuit	10.1	2.6	13.5	3.0
Production line closure	—	4.4	—	4.4
Finance expense	19.3	19.2	59.1	54.5
Income tax expense (recovery)	33.1	(46.1)	3.1	(54.6)
Foreign exchange (gain) loss on long-term debt	(69.1)	1.2	(158.2)	(35.7)
Other foreign exchange loss (gain)	9.0	(0.8)	13.3	6.4
Realized currency translation adjustments	1.4	—	5.6	2.4

Adjusted EBITDA	$(7.0)	$(15.1)	$(34.3)	$83.4

Net Loss
The net loss for the quarter ended September 30, 2007 was $37.2 million, which was an improvement of $40.2 million compared to the third quarter of 2006. Compared to the third quarter of 2006, our profit margins decreased as a result of poor OSB market conditions and operating foreign exchange losses increased due to the strength of the Canadian dollar. These factors, in combination with a $52.1 million tax valuation allowance on previously benefited tax losses, an $8.6 million impairment charge on intangible assets and an $8.6 million legal settlement provision, increased the loss in the quarter. However, these items were more than offset by a significant unrealized foreign exchange gain on long-term debt and the effect of non-

recurring expenses incurred in the third quarter of 2006 related to the closure of a production line and write-down of related capital assets.
On a year to date basis, our net loss was $32.0 million compared to a $29.9 million loss for the nine months ended September 30, 2006. This increase in loss represents the decline in product margins as a result of decreasing OSB sales prices, partially offset by the foreign exchange gain on long-term debt.
Adjusted EBITDA
Adjusted EBITDA was a loss of $7.0 million in the third quarter of 2007, $8.1 million lower than in the third quarter of 2006. The improvement in adjusted EBITDA compared to the third quarter of the prior year reflects cost reductions in cost of sales, which improved our margins. For the nine months ending September 30, 2007, adjusted EBITDA was a loss of $34.3 million compared to a positive adjusted EBITDA of $83.4 million in 2006. This change is primarily due to the reduction in realized OSB sales prices and volumes, which reduced our margins in 2007. Adjusted EBITDA in 2007 was also negatively impacted by a $4.8 million log write-down.
The strengthening of the Canadian dollar relative to the U.S. dollar, which was an average of six cents higher in the third quarter of 2007 compared to 2006, resulted in a decrease to our quarterly adjusted EBITDA of $4.0 million. Year to date, the Canadian dollar was an average of two cents higher in 2007 compared to the same period of 2006, resulting in a decrease of $4.1 million in adjusted EBITDA from the levels recorded in 2006.
Sales
Total sales in the third quarter of 2007 were $30.3 million less than in the same period of 2006, declining from $181.1 million to $150.8 million. On a year to date basis, sales of $443.4 million in 2007 decreased by $264.5 million compared to 2006. The primary reasons for the decline in sales compared to the prior periods are the reduction in OSB prices and reduced shipment volumes in combination with the effect of the strong Canadian dollar.
Total Company Sales for the Three Months Ended September 30
(in millions of Canadian dollars)
With the decline in demand for OSB in the U.S. market, we continue to focus on expanding sales overseas. Sales to these markets increased by $3.4 million, or 30%, compared to the prior period for the third quarter and by $21.8 million, or 86%, for the year to date.

OSB Sales
Total OSB sales in the third quarter of 2007 were $127.6 million, $27.4 million lower than sales of $155.0 million for the same period in 2006. $9.4 million of the decrease is the result of a 6% decline in realized sales prices. Prices were impacted by both poor OSB market conditions and the strong Canadian dollar. Declines in shipment volumes reduced OSB sales by a further $18.0 million as the Grand Rapids OSB facility was shut down and the Bemidji facility’s production capacity was reduced with the permanent closure of one line in August 2006.
Company Average OSB Prices for the Three Months Ended September 30
(in Canadian dollars per msf 3/8”)
For the year to date, OSB sales of $369.1 million in 2007 were 42% lower than 2006 year to date sales of $631.5 million. Year to date OSB sales decreased by 29% in 2007 as a result of lower OSB prices and by a further 13% due to reductions in shipment volumes.
Specialty Overlaid Plywood and Other Products
Specialty overlaid plywood and other product sales of $23.2 million in the third quarter of 2007 were a $2.8 million reduction from sales for the same period in 2006. The decrease is the result of an 11% decrease in realized prices due to increased competition and the negative effect of the strong Canadian dollar.
For the year to date, specialty overlaid plywood and other products sales of $74.3 million for 2007 were a $2.2 million reduction from the same period in 2006. Realized plywood sales prices declined by 2% in the year to date periods in 2007, but the negative effect on sales was partially offset by increases in shipment volume.
Costs of Products Sold (Exclusive of Amortization)
Total costs of products sold were $151.8 million in the third quarter of 2007, representing a 21% decrease from the third quarter of 2006. For the year to date, total costs of products sold were $458.1 million in 2007 compared to $607.6 million in 2006.
OSB Costs of Products Sold
In the third quarter of 2007, OSB costs of products sold were $130.1 million, a decrease of $41.0 million from the third quarter of 2006. This decrease was due primarily to a reduction in prices of inputs, such as logs, resin and other, which accounted for $22.7 million of the reduction in OSB costs of products sold. Discretionary repairs and maintenance spending and contractor costs were closely monitored and reduced. The total cost per unit shipped decreased by 13% as a result of cost reduction initiatives and the stronger Canadian dollar. A decrease in OSB shipment volume led to an additional $18.3 million decrease in costs of products sold.
On a year to date basis, the costs of OSB products sold were $388.6 million compared to $538.9 million in 2006. This 28% reduction is attributable to volume reductions, representing a decrease to costs of products sold of $84.8 million, and declining input prices in combination with cost reduction initiatives, representing a decrease to costs of products sold of $65.5 million.
Specialty Overlaid Plywood and Other Products
Costs of plywood and other products sold of $21.7 million were $1.0 million higher than in the third quarter of 2006. The increase was the result of a 21% increase in shipment volumes partially offset by a 13% decrease in per unit production costs.
Year to date in 2007, costs of plywood and other products sold were $69.5 million. This was not significantly different from the 2006 year to date costs of $68.7 million. Plywood production costs on a per unit basis increased 2% for the year to date compared to 2006 but this was offset by decreases in costs of products sold due to lower volume and a change in product mix.
Selling and Administration
Selling and administration expense of $7.6 million in the third quarter of 2007 was not significantly different from the third quarter of 2006. On a year to date comparison, selling and administration expense declined from $26.5 million in 2006 to $24.0 million in 2007. The decrease was due to continued reductions in discretionary spending in areas such as travel, employee bonuses, and general spending.
Amortization of Capital Assets
In the third quarter of 2007, amortization expense was $17.9 million compared to $23.8 million in the third quarter of 2006. Year to date amortization expense also decreased, from $74.8 million in 2006 to $52.5 million in 2007. Our OSB panel product mills are amortized using the units-of-production method so amortization expense decreased as volumes decreased due to the production curtailments at Cook (in the first quarter of 2007) and Grand Rapids, as well as the permanent closure of one production line at Bemidji in August 2006.
Cost of Class Action Lawsuit
Subsequent to the end of the third quarter of 2007, we reached a settlement with the direct purchaser plaintiffs in the OSB anti-trust litigation. Under the terms of the agreement, which is still subject to court approval, we paid U.S.$8.6 million into escrow to be distributed across the settlement class in order to settle on a class-wide basis all of the claims asserted against us. The cost of the class action lawsuit includes the settlement and legal fees related to the lawsuit. We continue to deny all of the plaintiffs’ claims and maintain that we have not violated U.S. anti-trust or any other laws. The decision to enter into the settlement agreement was based solely on the need to avoid prolonged, expensive litigation.
Impairment of Intangible Assets
Intangible assets consist of an air emissions permit, an option to acquire property, access to tax incentives and use rights, all related to the development of an OSB production facility in the State of New York. We determined that the fair value of the intangible assets may not be fully recoverable in the future, due to the delay in further development of the project. We recorded an impairment of $8.6 million related to the specific identifiable intangible assets and further decreased future income tax liabilities associated with these assets by $3.1 million.

Finance Expense
Interest expense of $19.3 million in the third quarter of 2007 was $1.5 million higher than in the third quarter of 2006. This increase primarily reflects the interest expense of $2.3 million related to the term loan secured during the second quarter of 2007. This was partially offset by a $1.0 million decrease in the amortization of financing costs and fees as a result of eliminating previously capitalized transaction costs as of January 1, 2007.
On a year to date basis, finance expense increased by $4.6 million compared to 2006 to a total of $59.1 million in 2007. The increase in interest expense as a result of the addition of the term loan in the second quarter of 2007 and increases in LIBOR compared to the prior year were partially offset by the change in the accounting for transaction costs on long-term debt.
Other Income
Other income during the quarter was $1.5 million, a decrease of $1.2 million from the third quarter of 2006. There was less interest income earned on cash balances in the third quarter of 2007 as compared to 2006.
For the year to date, other income decreased by $5.2 million to $4.4 million in 2007. This decrease reflects lower income distributions from partnerships and lower interest income earned.
Foreign Exchange Gain on Long-Term Debt
The unrealized foreign exchange gain on long-term debt was $69.1 million in the third quarter of 2007, $70.3 million higher than in the third quarter of 2006. At September 30, 2007, the Canadian dollar was 8% stronger than at June 30, 2007, resulting in a significant foreign exchange gain on the revaluation of our long-term debt in Canadian dollars. On a year to date basis, the $158.2 million foreign exchange gain on long-term debt was caused by a 17% gain in the Canadian dollar against the U.S. dollar at September 30, 2007 compared to December 31, 2006.
Income Taxes
Income tax expense for the quarter was $33.1 million compared to a recovery of $46.2 million in the third quarter of 2006. Year to date, income tax expense was $3.1 million, an increase of $57.5 million from the prior year. This change is primarily due to a $52.1 million tax valuation allowance recorded in the third quarter of 2007. We determined that, in light of poor OSB market conditions, the benefit of certain previously recognized U.S. tax loss carryforwards should be provided for. In addition, certain permanent differences, such as the non-taxable portion of the foreign exchange gain on our U.S. debt, had a further impact on our effective tax rate.

Liquidity and Capital Resources
As of September 30, 2007, our adjusted working capital was $170.6 million, compared to $186.6 million as at December 31, 2006. Adjusted working capital is a non-GAAP measure, calculated as follows:

	September 30	December 31
	2007	2006
(in millions)
Current assets	$271.1	$322.3
Current portion of future income tax assets	(4.7)	(1.7)
Restricted cash	(12.3)	(62.2)
Current liabilities	(83.5)	(82.5)
Current portion of future income tax liabilities	—	10.7

Adjusted working capital	$170.6	$186.6

The decrease in adjusted working capital was primarily the result of a decline in inventories and an increase in accounts payable and accrued liabilities, partially offset by cash generated by new financing secured during the second quarter of 2007. Log inventories declined by $21.8 million, from $36.1 million at December 31, 2006 to $14.3 million at September 30, 2007. This decrease reflects a seasonal decline in logging activities as well as a decline in log purchases at Cook and Bemidji. Accounts payable and accrued liabilities increased from December 31, 2006 as a result of the accrual of $8.6 million related to the legal settlement of the OSB class action lawsuit. In addition, freight payable increased compared to December, when the majority of the mills were shut down for the holiday season and therefore product shipments were lower than in September.

	Q3 - 2007	Q3 - 2006	YTD - 2007	YTD - 2006
(in millions)
Cash (used in) provided by operating activities	$(18.6)	$16.6	$(63.2)	$71.9
Cash (used in) provided by financing activities	(2.9)	83.9	103.0	154.8
Cash (used in) provided by investing activities	(7.4)	(124.0)	20.8	(334.4)
Additions to capital assets	7.4	60.1	65.7	166.9
Cash from operations decreased compared to 2006 for the quarter and the year to date as a result of the unfavourable market conditions, which reduced operating earnings. In the third quarter, the change in non-cash working capital was $26.4 million in 2007 compared to $56.7 million in 2006. The decrease in cash generated by operations reflects a decrease in cash generated by accounts receivable, consistent with reduced sales prices and the strong Canadian dollar, as well as a decrease in income taxes receivable. On a year to date basis, the cash generated by working capital in 2007 was $3.2 million lower than in 2006. The year to date decrease in cash generated by working capital is due to decreases in cash from accounts receivable and income taxes receivable partially offset by the increase in accounts payable and accrued liabilities and decreases in log inventories.
Cash used in financing activities for the third quarter of 2007 was $2.9 million, compared to cash generated by financing activities of $83.9 million in the third quarter of 2006. In the prior year, we added equipment financing for the Grande Prairie expansion project and also refinanced the purchase of our aircraft through a sale-leaseback agreement. During the third quarter of 2007, cash used in financing activities reflects the repayment of the U.S.$1.4 million Senior Notes due July 15, 2007 and monthly payments related to the Grande Prairie equipment financing. On a year to date basis, cash generated by financing activities of $103.0 million was $51.8 million lower than in 2006. In June 2007 we completed a term loan financing agreement, generating proceeds of U.S.$102.6 million to finance working capital and other corporate expenditures. This facility, which is secured by accounts receivable and inventory, replaced the revolving credit line previously in place. In 2006, cash provided by financing activities included U.S.$75.0 million Senior Notes issued in the second quarter of 2006 and the equipment financing arrangements completed in the third quarter of 2006.
Cash used in investing activities in the third quarter of 2007 was significantly lower than in the comparable period in 2006. This decrease reflects the slowed construction of the Grande Prairie expansion project in combination with a decline in excess cash, which was invested in short-term investments in 2006. Cash provided by investing activities for the year to date increased compared to the same period of 2006 as a result of the redemption of short-term investments to fund operations and the decrease in capital spending.
Additions to capital assets were $7.4 million in the third quarter of 2007 and $65.7 million for the year to date in 2007. This capital spending was primarily related to the Grande Prairie expansion project and was partially funded out of restricted cash. Capital spending at Grande Prairie was lower than in the prior year as we have halted construction to preserve liquidity in an environment of rapidly escalating construction labour and material costs. At September 30, 2007, we have committed to contracts to purchase machinery, equipment and electrical engineering services totaling approximately $11.1 million (December 31, 2006: $27.9 million), payable over the next two years. The total cost to complete the project is estimated to be $90.2 million, with $6.5 million of that expected to be paid during 2008. Any discretionary capital expenditures, including the expansion of Grande Prairie, have been put on hold until market conditions improve.
We conduct our business with the goal of maintaining adequate financial liquidity at all times in order to carry us through unfavourable economic circumstances. Despite the challenging business conditions we face with respect to OSB, we feel that the level of cash on hand and the available access to additional borrowing provide adequate liquidity to finance our ongoing business activities for the next twelve months. We have commenced actions to enhance our liquidity and improve available capital. These actions include: restricting avoidable capital expenditures; deferring discretionary maintenance; limiting, deferring or reducing selling and administrative expenses; and monetizing non-core capital assets. We expect to be able to meet the long-term liquidity requirements of our business through cash generated from operations, existing cash and investment balances and additional funding.
Carrying Value of Production Facilities
Management currently believes we have adequate support for the carrying value of our production facilities based on the anticipated cash flows that result from our estimates of future demand, pricing and production costs, and assuming certain levels of planned capital expenditures. However, should the markets for our products deteriorate to levels significantly below current forecasts or should capital not be available to fund operations or expenditures, it is possible that we will be required to record impairment charges. From time to time we also review possible dispositions of various capital assets in light of current and anticipated economic and industry conditions, our financing and strategic plan and other relevant factors. As a result, we may be required to record impairment charges in connection with any decision to close or dispose of such assets.
Off-Balance Sheet Arrangements
We did not have any significant off-balance sheet arrangements other than letters of credit in the amount of $12.3 million ($29.7 million at December 31, 2006), for which cash has been pledged as collateral, and our co-venturer’s share of the accounts payable and accrued liabilities of our High Level project in the amount of $1.9 million ($4.0 million at December 31, 2006). By agreement with the co-venturer, if the co-venturer does not pay its share of accounts payable and accrued liabilities, we may pay such amounts and recover them from the co-venturer’s share of production. We do not believe that we have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or resources that is material to investors.

Contractual Obligations
The following table summarizes the timing of payments for which we have contractual obligations as at September 30, 2007. Payments of senior unsecured notes, senior secured term loans and equipment loans include interest and principal repayments at the time of maturity.

	Payments due by Period
	Remainder		2009 to	2011 to
	of 2007	2008	2010	2012	Thereafter	Total

(In millions)
6.75% Senior Unsecured Notes (1)	$5.4	$21.5	$43.0	$43.0	$320.1	$433.0
7.25% Senior Unsecured Notes (2)	5.0	19.8	39.7	308.3	—	372.8
3.75% Floating Rate Senior Unsecured Notes (3)	3.5	13.9	177.4	—	—	194.9
4.00% Floating Rate Senior Unsecured Notes (4)	1.8	7.0	14.0	14.0	76.3	113.0
Senior Secured Term Loan (5)	2.2	8.5	17.1	17.1	114.8	159.7
Merrill Lynch equipment loan (6)	2.9	11.4	20.7	21.2	—	56.3
Deutsche Bank equipment loan (7)	0.2	4.4	8.9	8.2	12.6	34.3
Capital lease obligations (8)	0.2	1.0	1.9	1.9	12.0	17.0
Operating lease obligations	0.9	2.7	2.3	0.1	—	6.0
Purchase commitments (9)	5.5	7.4	3.1	0.3	1.0	17.2

	$27.6	$97.6	$328.1	$414.0	$536.8	$1,404.0

(1)	Under the indentures governing our outstanding 6.75% Senior Notes, we are required to make interest payments in the amount of US$10.8 million each June 30 and December 30. Our 6.75% Senior Notes mature on March 15, 2014.

(2)	Under the indenture governing our outstanding 7.25% Senior Notes, we are required to make interest payments in the amount of US$10.0 million each June 30 and December 30. Our 7.25% Senior Notes mature on October 1, 2012.

(3)	Under the indenture governing our outstanding 3.75% Floating Rate Senior Notes, we are required to pay interest at a rate per annum, reset quarterly, equal to LIBOR plus 3.75%. Interest on our Floating Rate Senior Notes is payable each March 30, June 30, September 30 and December 30. For the purpose of the above table we have calculated the interest rate at the September 30, 2007 month-end rate of 9.11%. Our Floating Rate Senior Notes mature on October 1, 2010.

(4)	Under the indenture governing our outstanding 4.00% Floating Rate Senior Notes, we are required to pay interest at a rate per annum, reset quarterly, equal to LIBOR plus 4.00%. Interest on our Floating Rate Senior Notes is payable each March 30, June 30, September 30 and December 30. For the purpose of the above table we have calculated the interest rate at the September 30, 2007 month-end rate of 9.36%. Our Floating Rate Senior Notes mature on April 1, 2013.

(5)	Under the Senior Secured term loan agreement, we can elect to pay interest quarterly at a base rate or over an interest period of one to three months at LIBOR plus 3.0% per annum. For the purpose of the above table, we have calculated the interest rate at the September 30, 2007 month-end LIBOR rate of 5.35%. The Senior Secured term loan matures on June 26, 2014.

(6)	Under the Merrill Lynch equipment loan agreement, we are required to pay interest at a rate per annum, reset monthly, equal to LIBOR plus 2.90%, payable monthly. For the purpose of the above table we have calculated the interest rate at September 30, 2007 month-end rate of 8.26%. Principal payments are made monthly with the final monthly payment and a balloon payment due October 1, 2011.

(7)	Under the Deutsche Bank equipment loan agreement, we are required to pay interest at a rate per annum, reset semi-annually, equal to EURIBOR plus 0.65% payable semi-annually each March and September. For the purpose of the above table we have calculated the interest rate at the September 30, 2007 month-end rate of 7.69%. The loan is repayable in 17 equal semi-annual installments starting at the earlier of six months after the pressing and forming equipment is ready for operation and June 20, 2008.

(8)	Capital lease obligations are payable monthly.

(9)	Purchase commitments include agreements to purchase machinery, equipment and electrical engineering services in relation to the Grande Prairie expansion project and an electricity contract for $0.5 million in effect from August 1, 2007 to December 31, 2007.

(10)	Contractual obligations denominated in $U.S. are converted to Canadian dollars at the September 30, 2007 exchange rate posted by the Bank of Canada of U.S.$1.0052 = $1.00.

(11)	Contractual obligations denominated in € are converted to Canadian dollars at the September 30, 2007 exchange rate posted by the Bank of Canada of €0.7049 = $1.00.
Contingencies
In February and March 2006, we were named as a defendant, along with seven other North American OSB producers, in several lawsuits alleging violation of U.S. anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. On June 12, 2007 we entered into an agreement in principle with the indirect purchaser plaintiffs, settling on a class-wide basis all indirect purchaser claims arising out of the facts alleged in the amended complaint.  The Court was notified of the agreement in principle on June 13, 2007.  The settlement is subject to execution of mutually agreeable documents and Court certification of the settlement class. On August 3, 2007, the Court granted the direct purchaser plaintiffs’ class certification motion and granted in part and denied in part the indirect purchaser plaintiffs’ class certification motion. Subsequent to the end of the third quarter, we finalized a settlement agreement, subject to court approval, with the direct purchaser plaintiffs. Under the terms of the agreement, we paid U.S.$8.6 million into escrow to be distributed across the settlement class, which has been reflected in our results as at September 30, 2007. The Company continues to believe the allegations against it in these claims are entirely without merit. The decision to enter into the settlement agreement was solely based on the need to avoid prolonged litigation.
In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at September 30, 2007 cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, earnings or cash flows.
Related Party Transactions
During the quarter, we paid $30 thousand (2006: $30 thousand) to a company owned by our officers for rental charges relating to mill equipment ($90 thousand in the nine months ending September 30, 2007 (2006: $90 thousand)). These transactions were conducted on normal commercial terms and prices.

Quarterly Comparative Financial Information

	Q3-07	Q2-07	Q1-07	Q4-06	Q3-06	Q2-06	Q1-06	Q4-05
(in millions, except per share data, unless otherwise noted)
Sales and earnings (loss)
Sales	$150.8	$157.5	$135.0	$119.2	$181.1	$234.3	$292.6	$302.1
Operating (loss) earnings	(45.0)	(37.8)	(30.8)	(53.8)	(106.7)	(6.0)	46.3	45.1
Foreign exchange gain (loss) on long-term debt	69.1	79.6	9.4	(43.5)	(1.2)	40.6	(3.8)	(0.2)
Net (loss) income (4)	(37.2)	27.9	(22.8)	(78.1)	(77.5)	24.9	22.7	19.9
(Loss) earnings per share	(2.54)	1.91	(1.55)	(5.33)	(5.29)	1.71	1.54	1.36

Balance sheet
Total assets	1,331.2	1,459.0	1,435.9	1,504.2	1,532.0	1,561.8	1,558.5	1,513.0
Total long-term debt (1)	982.3	1,053.9	1,025.7	1,038.1	984.4	908.9	863.7	859.5
Common shares (2)	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8
Retained earnings	247.2	284.3	256.4	295.0	373.1	450.6	440.4	417.7
Cash dividends declared:
$ per share	—	—	—	—	—	1.00	—	—

Cash provided by (used in) operating activities (3)	(18.6)	4.5	(49.1)	(63.9)	16.6	25.1	30.2	30.3

Key statistics
OSB shipments (mmsf 3/8”)	642.2	699.6	541.7	480.1	732.8	754.7	807.4	782.2
Average OSB price ($/msf)	198.7	188.7	202.2	205.1	211.5	277.9	330.4	349.6

(1)	Total long-term debt includes the current portion of long-term debt.

(2)	At November 7, 2007, the Company had 14,649,140 issued common shares.

(3)	Cash provided by operating activities in Q1-06 and Q2-06 has been adjusted to reflect the reclassification of non-cash capital asset additions.

(4)	Net income, earnings per share and retained earnings in Q2-06 have been stated to reflect the reclassification of $2.4 million foreign exchange loss on long-term items from accumulated other comprehensive income (previously reported as the cumulative translation adjustment account) to other income.
OSB product pricing was the main factor causing fluctuations in our sales over the past eight quarters. Sales prices steadily decreased throughout 2006 and have remained low throughout 2007, causing a decline in operating earnings, adjusted EBITDA and net income. Net income in the third quarter of 2007 was also negatively impacted by a $52.1 million tax valuation allowance, an $8.6 million charge related to a legal settlement and an $8.6 million impairment of intangible assets. In the third quarter of 2006, we permanently closed an unprofitable production line and recognized related expenses and charges of $59.7 million in the period. Operating earnings were also negatively impacted by the strengthening of the Canadian dollar relative to the U.S. dollar in 2006 and 2007. However, the strength of the Canadian dollar relative to the U.S. dollar also resulted in significant unrealized foreign exchange gains on our long-term debt in 2007, which had a positive impact on net income. Production curtailments at two unprofitable Minnesota OSB facilities reduced OSB shipment volumes in the fourth quarter of 2006 and the first quarter of 2007. In the second quarter of 2007, we resumed production at one of these facilities based on improvements in the cost structure of the mill.

Segmented Information
Our geographic distribution of sales was as follows:

	Q3 - 2007	Q3 - 2006	YTD - 2007	YTD - 2006
(in millions)
United States	$118.9	$153.6	$346.0	$634.6
Canada	17.3	16.2	50.1	47.8
Overseas	14.6	11.2	47.3	25.4

	$150.8	$181.0	$443.4	$707.8

Capital assets attributed to countries based on location were as follows:

	September 30	December 31
	2007	2006
(in millions)
Canada	$623.4	$612.3
United States	293.2	356.2

	$916.6	$968.5

Significant Accounting Estimates and Judgments
Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements. We have not made any changes in accounting policies since December 31, 2006 except as noted below.
On January 1, 2007 we adopted the Canadian Institute of Chartered Accountants (“CICA”) accounting requirements for the recognition, presentation and disclosure of financial instruments and comprehensive income. We adopted these standards on a prospective basis, with opening adjustments made to retained earnings as at January 1, 2007, with the exception of the cumulative translation adjustment, which has been adjusted retroactively. These standards include CICA Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; Section 3251, Equity; and Section 3865, Hedges.
The new recommendations require presentation of certain unrealized gains and losses outside of net income or loss. Section 1530 defines comprehensive income as the change in equity (net assets) arising from transactions and other events and circumstances from non-owner sources. The new standard requires presentation of a statement of comprehensive income. In accordance with the provisions of this new standard, foreign exchange gains and losses on the translation of the financial statements of our self-sustaining foreign operations, previously recorded in a separate section of shareholders’ equity, are now presented as accumulated other comprehensive income (loss). Earnings (loss) per share presented on the consolidated statements of operations is based upon its net income (loss) and not comprehensive income (loss).
Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Section 3861 specifies how gains and losses on financial instruments are to be presented. The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as held to maturity, and available for sale equities that do not have quoted market values in an active market.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models.
Transaction costs related to trading securities are expensed as incurred. Transaction costs related to available for sale and held to maturity financial assets and loans and receivables are generally capitalized and are then amortized over the expected life of the instrument using the effective yield method. Transaction costs on long-term debt can be either expensed as incurred or capitalized and amortized over the expected life of the debt using the effective yield method. We have chosen to expense transaction costs.
Classification of Financial Instruments
Financial instruments are classified into various categories. Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables, that an entity has the positive intention and ability to hold to maturity. Held to maturity investments are measured at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense. We have not designated any financial assets as held to maturity.
Trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. Dividends and interest earned and interest incurred are included in interest income and expense, respectively. Trading financial assets are cash and cash equivalents and short-term investments in commercial paper. The Company has not designated any financial liabilities as trading liabilities.
Available for sale financial assets are measured at fair market value, except where the instrument does not have a quoted market price in an active market, with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Losses due to impairment are included in net income. We have not designated any financial assets as available for sale.
Loans and receivables are accounted for at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense.
Financial liabilities are recorded at amortized cost and include all liabilities, other than derivatives. Under the new standard, our long-term debt is recorded net of discounts and consent fees.
Derivatives are carried at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value. Derivatives may be embedded in other financial instruments. Under the new standards, derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is not held for trading. The Company has selected January 1, 2003 as the transition date for embedded derivatives.
Categories of regular-way purchases and sales of financial assets are accounted for at the trade date.
Equity
Accumulated other comprehensive income (loss) is included on the consolidated balance sheet as a separate component of shareholders’ equity (net of tax) and includes net unrealized gains and losses on available for sale securities and unrealized foreign currency translation gains and losses on self-sustaining foreign operations.

Transitional adjustment
Foreign exchange gains and losses on the translation of the financial statements of self-sustaining foreign subsidiaries, which were previously presented in the cumulative translation adjustment account, are now presented in accumulated other comprehensive income (loss). In accordance with the new requirements, this change was made retroactively. The retroactive change as at December 31, 2006 was to reclassify $56,722.
All other new policies were adopted prospectively with adjustments of opening balances applied to opening retained earnings. Prior period balances have not been restated. The opening balance of transaction costs ($22.7 million), previously presented in other assets, was adjusted against opening retained earnings, net of the future income tax effect ($6.8 million). Consent fees associated with long-term debt were reclassified from other assets to long-term debt ($2.5 million). The impact of adopting these standards as at January 1, 2007 is summarized as follows (in thousands of Canadian dollars):

	December 31	Adjustment	January 1
	2006	on adoption	2007
ASSETS
Other assets	$53,810	$(25,186)	$28,624

Total assets	1,504,199	(25,186)	1,479,013

LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term debt (including current portion)	1,038,118	(2,523)	1,035,595
Future income tax liabilities (non-current)	89,293	(6,811)	82,482

Total liabilities	1,210,089	(9,334)	1,200,755

SHAREHOLDERS’ EQUITY
Retained earnings	295,005	(15,852)	279,153

Total shareholders’ equity	294,110	(15,852)	278,258

Total liabilities and shareholders’ equity	$1,504,199	$(25,186)	$1,479,013

Changes in Internal Control over Financial Reporting
No changes were made in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
Disclosure controls and procedures are designed to provide reasonable, but not absolute assurance that all necessary information is reported to the CEO and CFO on a timely basis to ensure that the necessary decisions can be made regarding annual and interim financial statement disclosure.
An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted by management as at September 30, 2007. The certifying officers have evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2007, and have concluded that such controls and procedures are adequate and effective to ensure accurate and complete disclosures in the interim filings.
Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the financial reporting and preparation of our consolidated financial statements in accordance with Canadian GAAP. However, because of inherent limitations in all control systems, absolute assurance cannot be provided that all misstatements have been detected.

Forward-looking statements in this interim report to shareholders relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

AINSWORTH LUMBER CO. LTD.
Other Information
Unaudited

	September 30, 2007	December 31, 2006
Selected Balance Sheet Items ($000’s)
Cash	$133,451	$74,312
Short-term investments	835	35,864
Restricted cash	12,289	62,184
Adjusted working capital (Note 1)	170,633	186,570
Total assets	1,331,236	1,504,199
Total debt	982,275	1,038,118
Shareholders’ equity	191,525	294,110

		Three months ended September 30		Nine months ended September 30
		2007	2006	2007	2006
Reconciliation of Net Income to Adjusted EBITDA ($000’s)
Net Income		$(37,172)	$(77,525)	$(31,996)	$(29,924)
Add:	Amortization of capital assets	17,871	23,802	52,544	74,811
	Write-down of capital assets	—	55,290	—	55,290
	Write-down of timber deposits	—	2,364	—	2,364
	(Gain) loss on disposal of capital assets	(115)	433	192	433
	Impairment of intangible assets	8,602	—	8,602	—
	Cost of class action lawsuit	10,106	2,591	13,527	2,982
	Production line closure	—	4,417	—	4,417
	Finance expense	19,281	19,176	59,146	54,547
	Income tax recovery	33,072	(46,172)	3,064	(54,631)
	Foreign exchange (gain) loss on long-term debt	(69,117)	1,237	(158,166)	(35,650)
	Other foreign exchange loss (gain)	9,053	(751)	13,275	6,402
	Realized currency translation adjustment	1,391	—	5,558	2,400

Adjusted EBITDA (Note 2)		$(7,028)	$(15,138)	$(34,254)	$83,441

Product Sales ($000’s)
OSB		$127,602	$155,010	$369,145	$631,476
Plywood		21,116	22,624	67,297	67,167
Veneer		1,144	2,904	4,039	7,882
Chips		965	516	2,912	1,354

		$150,827	$181,054	$443,393	$707,879

Geographic Sales Distribution ($000’s)
USA		$118,938	$153,646	$346,022	$634,649
Canada		17,323	16,207	50,113	47,804
Overseas		14,566	11,201	47,258	25,426

		$150,827	$181,054	$443,393	$707,879

Product Shipment Volumes
OSB	(msf-3/8")	642,231	732,753	1,883,584	2,294,834
Plywood	(msf-3/8")	38,545	31,867	113,908	98,697
Veneer	(msf-3/8")	5,942	12,922	21,118	37,131
Chips	(BDUs)	10,437	10,138	31,247	31,090

Production Volumes
OSB	(msf-3/8")	650,891	734,725	1,877,340	2,288,131
Plywood	(msf-3/8")	36,207	34,636	109,157	101,744
Veneer	(msf-3/8") (Note 3)	48,432	48,823	142,532	141,451
Chips	(BDUs)	10,437	10,138	31,247	31,090
Note 1: Adjusted working capital is a non-GAAP financial measure defined as working capital (GAAP) excluding future income taxes and restricted cash.
Note 2: Adjusted EBITDA, a non-GAAP financial measure, is defined as net loss before amortization, loss on disposal of capital assets, finance expense, realized currency translation adjustments, foreign exchange (gain) loss on long-term debt, income tax (recovery) expense and non-recurring items.
Note 3: Includes transfer volumes to Savona (for plywood production).

About Ainsworth
Ainsworth Lumber Co. Ltd. is a leading Canadian forest products company, with a 50-year reputation for quality products and unsurpassed customer service. The company has operations in Canada and the United States. In Alberta, the company’s operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., the company’s operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, and a plywood plant at Savona. In Ontario, the company’s operations include an OSB plant at Barwick. In Minnesota, the company’s operations include OSB plants in Bemidji, Cook and Grand Rapids. The company’s facilities have a total annual capacity of 3.1 billion square feet (3/8” basis) of oriented strand board (OSB), 156 million square feet (3/8” basis) of specialty overlaid plywood, and 200 million square feet (3/8” basis) of veneer.
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: robert.allen@ainsworth.ca
Or
Bruce Rose
General Manager, Corporate Development
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: bruce.rose@ainsworth.ca
Common shares of
Ainsworth Lumber Co. Ltd.
are traded on the
Toronto Stock Exchange
under the symbol: ANS
Visit our web-site: www.ainsworth.ca

Ainsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)
(Unaudited)

	September 30	December 31
	2007	2006

ASSETS
Current Assets
Cash and cash equivalents	$133,451	$74,312
Short-term investments (Note 3)	835	35,864
Accounts receivable, net of allowance for doubtful accounts of $Nil (2006: $Nil)	37,481	38,848
Inventories (Note 4)	68,986	95,515
Prepaid expenses	13,365	13,869
Restricted cash	12,289	62,184
Current portion of future income tax assets	4,707	1,697

	271,114	322,289
Capital Assets, Net	916,599	968,539
Intangible Assets (Note 8)	3,638	14,243
Other Assets (Note 2)	26,294	53,810
Future Income Tax Assets (Note 10)	10,621	42,348
Goodwill	102,970	102,970

	$1,331,236	$1,504,199

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$71,016	$58,763
Income taxes payable	3,251	2,552
Current portion of future income tax liabilities	—	10,708
Current portion of long-term debt (Note 5)	9,218	10,523

	83,485	82,546
Accrued Pension Benefit Liability	5,149	6,034
Reforestation Obligation	5,706	4,621
Long-term Debt (Note 5)	973,057	1,027,595
Future Income Tax Liabilities	72,314	89,293

	1,139,711	1,210,089

Commitments and Guarantees (Note 13)
Contingencies (Note 14)

SHAREHOLDERS’ EQUITY
Capital Stock	55,827	55,827
Retained Earnings	247,157	295,005
Accumulated Other Comprehensive Loss	(111,459)	(56,722)

	191,525	294,110

	$1,331,236	$1,504,199

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.
Approved by the Board:

Catherine Ainsworth	Allen Ainsworth
DIRECTOR	DIRECTOR

Ainsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations
(In thousands of Canadian dollars, except share and per share data)
(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006

Sales	$150,827	$181,054	$443,393	$707,879

Costs and Expenses
Costs of products sold (exclusive of amortization)	151,758	191,729	458,080	607,562
Selling and administration	7,589	7,158	23,976	26,506
Amortization of capital assets	17,871	23,802	52,544	74,811
(Gain) loss on disposal of capital assets	(115)	433	192	433
Cost of class action lawsuit (Note 14)	10,106	2,591	13,527	2,982
Impairment of intangible assets (Note 8)	8,602	—	8,602	—
Write-down of capital assets	—	55,290	—	55,290
Closure of production line	—	4,417	—	4,417
Write-down of timber licence deposit	—	2,364	—	2,364

	195,811	287,784	556,921	774,365

Operating Loss	(44,984)	(106,730)	(113,528)	(66,486)

Finance Expense
Interest	19,281	17,791	56,249	50,574
Transaction costs	—	—	2,897	—
Amortization of financing fees	—	1,385	—	3,973

	19,281	19,176	59,146	54,547

Other Income	1,492	2,695	4,409	9,629
Foreign Exchange Gain (Loss) on Long-term Debt	69,117	(1,237)	158,166	35,650
Other Foreign Exchange (Loss) Gain	(9,053)	751	(13,275)	(6,401)
Realized Currency Translation Loss	(1,391)	—	(5,558)	(2,400)

Loss Before Income Taxes	(4,100)	(123,697)	(28,932)	(84,555)
Income Tax Expense (Recovery) (Note 10)	33,072	(46,172)	3,064	(54,631)

Net Loss	$(37,172)	$(77,525)	$(31,996)	$(29,924)

Basic and diluted loss per common share	$(2.54)	$(5.29)	$(2.18)	$(2.04)

Weighted average number of common shares outstanding	14,649,140	14,649,140	14,649,140	14,649,140

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

Ainsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Comprehensive
(Loss) Income
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006

Net Loss	$(37,172)	$(77,525)	$(31,996)	$(29,924)

Other Comprehensive Loss
Unrealized (loss) gain on translation of self-sustaining foreign operations	(23,891)	432	(60,295)	(23,450)
Realized currency translation loss (reclassified to net loss)	1,391	—	5,558	2,400

	(22,500)	432	(54,737)	(21,050)

Comprehensive Loss	$(59,672)	$(77,093)	$(86,733)	$(50,974)

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006

Capital Stock	$55,827	$55,827	$55,827	$55,827

Retained Earnings
Beginning of period	284,329	450,637	295,005	417,685
Transitional adjustment on adoption of new accounting policies (Note 2)	—	—	(15,852)	—
Dividends paid	—	—	—	(14,649)
Net loss	(37,172)	(77,525)	(31,996)	(29,924)

	247,157	373,112	247,157	373,112

Accumulated Other Comprehensive
Loss on Translation of Self-
Sustaining Foreign Operations
Beginning of period (Note 2)	(88,959)	(79,825)	(56,722)	(58,343)
Net unrealized (loss) gain on translation of self-sustaining foreign operations in the period	(22,500)	432	(54,737)	(21,050)

	(111,459)	(79,393)	(111,459)	(79,393)

Total Shareholders’ Equity	$191,525	$349,546	$191,525	$349,546

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

Ainsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(37,172)	$(77,525)	$(31,996)	$(29,924)
Items not affecting cash
Amortization of capital assets	17,871	23,802	52,544	74,811
Non-cash portion of interest expense	329	—	1,142	—
Amortization of financing fees	—	1,385	—	3,973
Foreign exchange (gain) loss on long-term debt	(69,117)	1,237	(158,166)	(35,650)
(Gain) loss on disposal of capital assets	(115)	433	192	433
Impairment of intangible assets	8,602	—	8,602	—
Write-down of capital assets	—	55,290	—	55,290
Write-down of timber licence deposit	—	2,364	—	2,364
Change in non-current reforestation obligation	132	31	1,085	(1,032)
Future income taxes	32,999	(47,177)	107	(61,690)
Realized currency translation loss	1,391	—	5,558	2,400
Change in non-cash operating working capital (Note 12)	26,449	56,711	57,746	60,919

Cash (used in) provided by operating activities	(18,631)	16,551	(63,186)	71,894

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of long-term debt	—	84,019	109,825	169,526
Repayment of long-term debt	(2,796)	—	(6,606)	—
Repayment of capital lease obligations	(72)	(90)	(229)	(90)
Dividends paid	—	—	—	(14,649)

Cash (used in) provided by financing activities	(2,868)	83,929	102,990	154,787

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	—	(27,886)	35,029	(122,648)
Restricted cash	(153)	(33,897)	49,895	(37,586)
Additions to capital assets	(7,395)	(60,123)	(65,654)	(166,864)
(Increase) decrease in other assets	(23)	(2,690)	570	(7,338)
Proceeds on disposal of capital assets	171	—	947	—

Cash (used in) provided by investing activities	(7,400)	(124,596)	20,787	(334,436)

Effect of foreign exchange rate changes on cash and cash equivalents	(1,431)	(17)	(1,452)	(1,653)

NET CASH (OUTFLOW) INFLOW	(30,330)	(24,133)	59,139	(109,408)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	163,781	123,926	74,312	209,201

CASH AND CASH EQUIVALENTS, END OF PERIOD	$133,451	$99,793	$133,451	$99,793

SUPPLEMENTAL INFORMATION
Taxes paid	$577	$846	$5,971	$2,947

Interest paid	$17,832	$6,257	$39,935	$38,186

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

Ainsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise
(Unaudited)
1.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2006. The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the 2006 annual audited financial statements, except as noted below. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

Consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries and partnerships which include Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC, Ainsworth Corp., Ainsworth Engineered New York, Inc. and Ainsworth Engineered Canada Limited Partnership.

2.	CHANGE IN ACCOUNTING POLICY

On January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) accounting requirements for the recognition, presentation and disclosure of financial instruments and comprehensive income. The Company adopted these standards on a prospective basis, with adjustments made to opening retained earnings as at January 1, 2007, with the exception of the cumulative translation adjustment, which has been adjusted retroactively. These standards include CICA Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; Section 3251, Equity; and Section 3865, Hedges.

The new recommendations require the Company to present, among other things, certain unrealized gains and losses outside of net income or loss. Section 1530 defines comprehensive income as the change in equity (net assets) arising from transactions and other events and circumstances from non-owner sources. The new standard requires presentation of a statement of comprehensive income. In accordance with the provisions of this new standard, foreign exchange gains and losses on the translation of the financial statements of the Company’s self-sustaining foreign operations, previously recorded in a separate section of shareholders’ equity, are now presented as accumulated other comprehensive income (loss). The Company’s earnings (loss) per share presented on the consolidated statements of operations is based upon its net income (loss) and not comprehensive income (loss).

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Section 3861 specifies how gains and losses on financial instruments are to be presented. The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as held to maturity, and available for sale equities that do not have quoted market values in an active market.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models.

Ainsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise
(Unaudited)
2.	CHANGE IN ACCOUNTING POLICY (Continued)

Transaction costs related to trading securities are expensed as incurred. Transaction costs related to available for sale and held to maturity financial assets and loans and receivables are generally capitalized and are then amortized over the expected life of the instrument using the effective yield method. Transaction costs on long-term debt can either be expensed as incurred or capitalized and amortized over the expected life of the debt using the effective yield method. The Company has chosen to expense transaction costs.

Classification of Financial Instruments

Financial instruments are classified into various categories. Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables, that an entity has the positive intention and ability to hold to maturity. Held to maturity investments are measured at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense. The Company has not designated any financial assets as held to maturity.

Trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. Dividends and interest earned and interest incurred are included in interest income and expense, respectively. Trading financial assets are cash and cash equivalents and short-term investments in commercial paper. The Company has not designated any financial liabilities as trading liabilities.

Available for sale financial assets are measured at fair market value, except where the instrument does not have a quoted market price in an active market, with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Losses due to impairment are included in net income. The Company has not designated any financial assets as available for sale.

Loans and receivables are accounted for at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense.

Financial liabilities are recorded at amortized cost and include all liabilities, other than derivatives. Under the new standard, the Company’s long-term debt is recorded net of discounts and consent fees.

Derivatives are carried at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value. Derivatives may be embedded in other financial instruments. Under the new standards, derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is not held for trading. The Company has selected January 1, 2003 as the transition date for embedded derivatives.

Categories of regular-way purchases and sales of financial assets are accounted for at the trade date.

Ainsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise
(Unaudited)
2.	CHANGE IN ACCOUNTING POLICY (Continued)

Equity

Accumulated other comprehensive income (loss) is included on the consolidated balance sheet as a separate component of shareholders’ equity (net of tax) and includes net unrealized gains and losses on available for sale securities and unrealized foreign currency translation gains and losses on self-sustaining foreign operations.

Transitional adjustment

Foreign exchange gains and losses on the translation of the financial statements of self-sustaining foreign subsidiaries, which were previously presented in the cumulative translation adjustment account, are now presented in accumulated other comprehensive income (loss). In accordance with the new requirements, this change was made retroactively. The retroactive change as at December 31, 2006 was to reclassify $56,722.

All other new policies were adopted prospectively with adjustments of opening balances applied to opening retained earnings. Prior period balances have not been restated. The opening balance of transaction costs ($22,663), previously presented in other assets, was adjusted against opening retained earnings, net of the future income tax effect ($6,811). Consent fees associated with long-term debt were reclassified from other assets to long-term debt ($2,523). The impact of adopting these standards as at January 1, 2007 is summarized as follows:

	December 31	Adjustment	January 1
	2006	on adoption	2007
ASSETS
Other assets	$53,810	$(25,186)	$28,624

Total assets	1,504,199	(25,186)	1,479,013

LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term debt (including current portion)	1,038,118	(2,523)	1,035,595

Future income tax liabilities (non-current)	89,293	(6,811)	82,482

Total liabilities	1,210,089	(9,334)	1,200,755

SHAREHOLDERS’ EQUITY
Retained earnings	295,005	(15,852)	279,153

Total shareholders’ equity	294,110	(15,852)	278,258

Total liabilities and shareholders’ equity	$1,504,199	$(25,186)	$1,479,013

3.	SHORT-TERM INVESTMENTS

Short-term investments consist of investments in high grade commercial paper and term deposits with market values closely approximating book values at September 30, 2007.

Ainsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise
(Unaudited)
4.	INVENTORIES

	September 30	December 31
	2007	2006
Logs	$14,269	$36,120
Panel products	19,114	23,493
Materials and supplies	35,603	35,902

	$68,986	$95,515

5.	LONG-TERM DEBT

On June 26, 2007 the Company entered into a term loan of U.S.$102.6 million which is secured by inventory and accounts receivable. The Company can elect to pay interest at a base rate plus 2.0% or at LIBOR plus 3.0%. Interest at the base rate plus 2.0%, which is derived from the prime rate and the federal funds effective rate, is payable quarterly. Interest at LIBOR plus 3.0% is payable on a monthly, bi-monthly, quarterly or semi-annual basis, depending on the interest period election made by the Company. The interest rate and interest period are elected by the Company at the end of the previous interest period. As at September 30, 2007 the Company elected to pay monthly interest at LIBOR plus 3.0%. There are no scheduled principal payments until maturity on June 26, 2014.

The U.S.$1.4 million Senior Unsecured Notes due July 15, 2007 were repaid during the third quarter.

The balances of the outstanding long-term debt at September 30, 2007 and December 31, 2006 are as follows:

Ainsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise
(Unaudited)
5.	LONG-TERM DEBT (Continued)

	September 30	December 31
	2007	2006
U.S.$275,000 (2006: U.S.$275,000) Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$273,570	$320,485

U.S.$210,000 (2006: U.S.$210,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	208,908	244,734

U.S.$153,540 (2006: U.S.$153,540) Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	152,742	178,936

U.S.$110,000 (2006: U.S.$110,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	109,428	128,194

U.S.$102,637 (2006: U.S.$Nil) Senior Secured Term Loan due June 26, 2014 with interest payable monthly, bi-monthly, quarterly or semi-annually at LIBOR plus 3.0% per annum or quarterly at base rate plus 2.0%	102,104	—

U.S.$75,000 (2006: U.S.$75,000) Senior Unsecured Notes due April 1, 2013 with interest payable quarterly at LIBOR plus 4% per annum	74,610	87,405

U.S.$47,782 (2006: U.S.$51,750) equipment financing loan due October 1, 2011 with principal and interest payable monthly at LIBOR plus 2.90% per annum	46,197	60,309

€10,725 (2006: €10,215) equipment financing loan due December 20, 2016 with interest payable semi-annually at EURIBOR plus 0.65% per annum	15,214	15,700

U.S.$9,999 (2006: U.S.$10,208) capital lease obligation maturing May 29, 2025 with interest at 6.81%	9,875	11,816

U.S.$1,351 (2006: U.S.$1,351) Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	—	1,574

	992,648	1,049,153
Unamortized deferred debt discount	(8,118)	(11,035)
Consent fees	(2,255)	—

	982,275	1,038,118
Current portion	(9,218)	(10,523)

	$973,057	$1,027,595

Ainsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise
(Unaudited)
6.	FINANCIAL INSTRUMENTS
a.)	Market Risk
Interest rate risk

The Company is exposed to interest risk on its floating rate debt. Unfavourable changes in the applicable interest rates may result in an increase in interest expense. The Company manages its exposure to interest rate risk by maintaining a combination of floating rate debt and fixed rate debt. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Currency risk

The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. dollar denominated long-term debt. In addition, the majority of the Company’s sales are transacted in U.S. dollars. The Company does not use derivative instruments to reduce its exposure to currency risk.

Credit risk

Credit risk associated with short-term investments is minimized by ensuring that commercial paper investments have the highest rating obtainable and that certificates of deposit are placed with well-capitalized financial institutions and other creditworthy counterparties. Concentration of credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process and the dispersion of a large number of customers across many geographic areas.
b.)	Fair Values
The fair value of financial instruments, with the exception of long-term debt, is estimated to approximate their carrying value at September 30, 2007 due to the immediate or short-term maturity of these financial instruments.

The fair value of long-term debt is determined using quoted ask prices for the Company’s Senior Unsecured Notes. The estimated fair value may differ from the amount which could be realized in an immediate settlement. The carrying values and fair values of the long-term debt are as follows:

	September 30, 2007		December 31, 2006
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Senior notes	$808,885	$557,913	$961,328	$760,207
Term loan	102,104	102,104	—	—
Equipment financing	61,411	61,411	76,009	76,009
Capital leases	9,875	9,875	11,816	11,816

	$982,275	$731,303	$1,049,153	$848,032

The term loan is secured by accounts receivable and inventory having a carrying value of $120,467. Equipment financing of $46,197 is secured by capital assets having a carrying value of $62,100.

Ainsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise
(Unaudited)
7.	SEGMENTED INFORMATION

The Company operates principally in Canada and the United States in one business segment, manufacturing wood panel products.

Sales attributed to countries based on location of customer are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2007	2006	2007	2006
United States	$118,938	$153,646	$346,022	$634,649
Canada	17,323	16,207	50,113	47,804
Overseas	14,566	11,201	47,258	25,426

	$150,827	$181,054	$443,393	$707,879

Capital assets attributed to countries based on location are as follows:

	September 30	December 31
	2007	2006
Canada	$623,363	$612,324
United States	293,236	356,215

	$916,599	$968,539

Goodwill of $102,970 (2006: $102,970) is attributable to the acquisition of Voyageur Panel Canada Limited which is located in Canada.

8.	IMPAIRMENT OF INTANGIBLE ASSETS

Intangible assets consist of an air emissions permit, an option to acquire property, access to tax incentives, and use rights, all related to the development of an OSB production facility in the State of New York. Through the Company’s annual impairment testing of intangible assets, the value of these assets was determined to be impaired. The Company determined that the fair value of the intangible assets may not be fully recoverable in the future, due to the delay in further development of the project. The Company has recorded an impairment of $8.6 million related to the specific identifiable intangible assets and further decreased future income tax liabilities associated with these assets by $3.1 million. The impairment was measured as the excess of the carrying amount over the fair value of these assets as determined by estimating the cost to repurchase or develop similar assets.

Ainsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise
(Unaudited)
9.	PENSION EXPENSE

For the three month period ended September 30, 2007, pension expense related to the Company’s defined benefit plans was $1,698 (2006: $1,401). For the nine month period ended September 30, 2007, pension expense related to the Company’s defined benefit plans was $5,293 (2006: $4,404). Pension expense related to the defined benefit plans was estimated using assumptions consistent with those applied in the Company’s annual audited financial statements. Amortization of past service cost and the net actuarial gain was calculated in a manner consistent with that disclosed in the annual audited financial statements and was not considered significant to disclose separately. The Company made contributions of $1,898 (2006: $2,631) for the three month period ended September 30, 2007 and contributions of $1,898 (2006: $4,895) for the nine month period ended September 30, 2007.

10.	INCOME TAX

During the third quarter, in light of poor OSB market conditions, the Company recorded a tax valuation allowance of $52.1 million related to the benefit of certain previously recognized U.S. tax loss carryforwards.

11.	RELATED PARTY TRANSACTIONS

During the quarter, the Company paid $30 (2006: $30) to a company owned by officers of the Company for rental charges relating to mobile forestry and transportation equipment. The Company paid $90 in the nine months ending September 30, 2007 (2006: $90). These transactions were conducted on normal commercial terms and prices.

12.	CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	September 30		September 30
	2007	2006	2007	2006
Accounts receivable	$7,334	$11,888	$4,921	$15,713
Inventories	8,557	11,181	23,614	9,466
Income taxes receivable/payable	176	20,009	596	22,463
Prepaid expenses	(705)	2,658	343	7,075
Accounts payable and accrued liabilities	11,087	10,975	28,272	6,202

	$26,449	$56,711	$57,746	$60,919

13.	COMMITMENTS AND GUARANTEES

As part of the Grande Prairie expansion project, the Company has entered into agreements to purchase machinery, equipment and electrical engineering services totaling approximately $11.1 million (December 31, 2006: $27.9 million). The terms of the contracts are varied and extend through 2009.

The Company is a party to contracts in which it agrees to indemnify third parties for product liabilities that arise out of or relate to sales contracts. The Company cannot estimate the potential amount of future payments under these agreements until events arise that would trigger the liability.

Ainsworth Third Quarter 2007
AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and nine month periods ended September 30, 2007 and 2006
(Figures are in thousands of Canadian dollars unless indicated otherwise
(Unaudited)
14.	CONTINGENCIES

In 2006, the Company, along with other North American OSB producers, was named as a defendant in several lawsuits which allege violations of United States anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. On June 12, 2007, the Company entered into an agreement in principle with the indirect purchaser plaintiffs, settling on a class-wide basis all indirect purchaser claims arising out of the facts alleged in the amended complaint. The Court was notified of the agreement in principle on June 13, 2007. The settlement is subject to execution of mutually agreeable documents and Court certification of the settlement class. On August 3, 2007, the Court granted the direct purchaser plaintiffs’ class certification motion and granted in part and denied in part the indirect purchaser plaintiffs’ class certification motion. Subsequent to the end of the third quarter, the Company finalized a settlement agreement with the direct purchaser plaintiffs, subject to court approval. Under the terms of the agreement, The Company paid U.S.$8.6 million into escrow to be distributed across the settlement class, which has been reflected in the Company’s results as at September 30, 2007. The Company continues to believe the allegations against it in these claims are entirely without merit. The decision to enter into the settlement agreement was based solely on the need to avoid prolonged litigation.

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at September 30, 2007 cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, earnings or cash flows.